Southeastern Asset Management, Inc.	Icahn Capital LP
6410 Poplar Avenue, Suite 900	767 Fifth Avenue, 47th Floor
Memphis, TN 38119	New York, New York 10153

July 5, 2013

VIA E-MAIL AND FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Dell Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed June 27, 2013 by Southeastern Asset Management Inc., et al.
File No. 000-17017

Dell Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed July 2, 2013 by Icahn Capital LP, et al.
File No. 000-17017

Dear Mr. Panos:

We express our appreciation for your review of the Additional Soliciting Materials filed on Schedule 14A by Southeastern Asset Management, Inc. (“SAM”) et al. on June 27, 2013 and the Additional Soliciting Materials filed on Schedule 14A by Icahn Capital LP, et al. (“Icahn”) on July 2, 2013 with respect to Dell Inc. (“Dell” or the “Company”). We are responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2013. Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Statements Concerning Termination Fees

1.	Staff Comment: We noticed that the Investor Presentation at pages 2, 25, and 28 indicates that in the event the merger is not completed, Dell is liable for a termination fee “up to $450 million.” The Open Letter to Dell Stockholders and Dell Special Committee, dated July 2, 2013, under the section titled Message to the Dell Special Committee, further professes a desire to “save stockholders $270 million in additional [termination] fees,” thereby implying that a termination fee of $450 million would have otherwise been applicable. Advise us why the $450 million figure is a relevant consideration in the context of the solicitation in opposition given that it appears such termination fee would not be payable in the event the Icahn and SAM entities introduced a Superior Proposal. For example, we note the Dell merger agreement explicitly limits the termination fee to $180 million for transactions involving any entity the Dell Special Committee determines to be an Excluded Party. An omission of this fact potentially creates a perception that a Dell transaction with the participants

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

July 5, 2013

_____________________

might result in an imposition of the higher $450 million termination fee and possibly be viewed as cost-prohibitive. Refer to Rule 14a-9(a) and Dell’s submission dated March 25, 2013.

Response: We respectfully advise the Staff that the disclosures on pages 2 and 25 of the Investor Presentation contain general descriptions of the Merger Agreement and the possible break-up fee that could become payable, under a variety of circumstances, under the Merger Agreement. These descriptions do not discuss or in any way refer to our proposed Dell self tender offer, but rather set forth the historical background and break-up fee agreed to by Dell in the Merger Agreement.

With respect to page 28 of the Investor Presentation and the section entitled “Message to the Dell Special Committee” in Icahn’s Open Letter dated July 1, 2013, we respectfully advise the Staff as follows with respect to the terms of the Merger Agreement. Because an Acquisition Proposal has been proposed in advance of the July 18 vote on the Merger Agreement, if: (i) the Merger Agreement is not approved, and (ii) within 12 months thereafter Dell engages in a “merger, reorganization, share exchange, consolidation, business combination, recapitalization, extra-ordinary dividend, or share repurchase, dissolution, liquidation or similar transaction,” then the Merger Agreement provides that the $450 million termination fee would be payable. See Section 5.3(h) (definition of “Acquisition Proposal”), Section 7.3(a)(i) (in particular clause (z)) and Section 8.15 (definition of “Company Termination Payment”).1

Therefore, if the Merger Agreement is voted down and the proposed $14 Tender Offer is implemented, the Merger Agreement provides for a $450 million Company Termination Payment by Dell. Indeed, this is so even if after the Merger Agreement is voted down, the existing Board is re-elected and Dell engages in a stock buy-back or special dividend. For example, if the Merger Agreement is voted down and the existing Board runs on a platform at the annual meeting that includes a stock buy-back or special dividend for Dell stockholders by Dell itself, the Board has put itself in a position where it has agreed to pay $450 million as a Company Termination Fee.

Statements interpreting Dell Merger Agreement

2.	Staff Comment: We noticed that the Investor Presentation at page 28 indicates that it would be “almost impossible” or “virtually impossible” for a competing proposal to be deemed a Superior Proposal by Dell’s Special Committee “even if such a [proposal] would be an economically superior alternative to the Michael Dell/Silver Lake deal for ALL stockholders.” These statements make charges of illegal, improper or immoral conduct with regards to the Dell Special Committee and imply that they

1 In reviewing the definition of “Company Termination Payment,” please note that, among other things, in order to avoid the $450 million payment: (i) Dell must have entered into an agreement for a Superior Proposal with Icahn (and Icahn must be deemed an Excluded Party), or (ii) the Dell Board must have changed its recommendation as to the Merger Agreement and Icahn is an Excluded Party at the time of terminating the Merger Agreement. Neither such event has occurred or seems likely to occur at this time. In this regard, we note that by press release dated May 20, 2013, the Dell Special Committee stated, in substance, that Icahn is not an Excluded Party.

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

July 5, 2013

_____________________

may be in breach of their fiduciary duties. Please provide us with the factual foundation presumably relied upon in support of these statements. Please note that characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b to Rule 14a-9.

Response: We respectfully advise the Staff that we do not believe the above-referenced statements make charges of illegal, improper or immoral conduct with regards to the Dell Special Committee or imply that they may be in breach of their fiduciary duties. Rather, the purpose of these statements was to call into question the professional judgment of the Dell directors in agreeing to approve the suite of deal protection measures included in the Merger Agreement, including the restrictive definition of “Superior Proposal” used in the Merger Agreement.

As an initial matter, we note that competing bids would be very unlikely in a $24+ billion buyout in which the founder, Chairman, and CEO is one of the buyers. We believe this alone made it highly unlikely that an alternative proposal to acquire the Company would be submitted, a fact which the Dell directors should have understood. It is not surprising, therefore, that no other cash bids to acquire the Company ultimately surfaced during the go-shop period. Other than Icahn, only one other party (The Blackstone Group L.P.) submitted a written proposal for an alternative acquisition, and that proposal, which was for a cash/stock transaction, was quickly withdrawn. Because of the structural impediments, particularly the transaction size and Michael Dell’s participation, we believe the Merger Agreement should not have included any significant restrictions on the Board’s ability to determine that a competing proposal is a Superior Proposal.

In addition, we believe the restrictions on the Board’s ability to determine that a competing proposal is a Superior Proposal, especially when considered with respect to a self tender offer or other recapitalization, are inappropriately limiting. We respectfully advise the Staff that much of the factual foundation we relied upon in support of such statements is contained in the Investor Presentation. For instance, page 28 of the Investor Presentation specifically states that a dividend or share repurchase (or merger having an equivalent economic effect) cannot be determined to be a Superior Proposal unless it results in a person acquiring 50% or more of the outstanding shares and the person acquiring such shares is not Dell or any of its subsidiaries (see the proviso at the end of Section 5.3(j) of the Merger Agreement.) By definition, a pro rata dividend by itself could never alter the ownership percentage of any holder of common stock. Further, given the number and percentage holdings of Dell’s current stockholders, a self tender offer to all stockholders would almost certainly not result in a single person owning 50% or more of Dell’s outstanding shares. Indeed, we do not see how even the Michael Dell/Silver Lake transaction, structured as it is, could constitute a “Superior Proposal” under the definition in the Merger Agreement. In addition, and as discussed in response to Comment #1 above, in the event that stockholders ignore the Board’s current recommendation and reject the Michael Dell/Silver Lake deal, and the Company then consummates a leveraged recapitalization within 12 months, Section 7.3(a)(i) of the Merger Agreement will require the Company to pay the $450 million termination fee to Silver Lake.

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

July 5, 2013

_____________________

3.	Staff Comment: Advise us, with a view toward revised disclosure, the legal grounds upon which the issuer tender offer proposal that has been introduced by the participants should be considered accurately characterized as “your” proposal that realistically has an opportunity of qualifying as a Superior Proposal given that the issuer Dell, and not the participants, would be the party presenting the tender offer to Dell shareholders.

Response: As we have noted and explained in response to Comment #2 above, we believe that the narrow language contained in the Merger Agreement makes it unrealistic for even an economically better proposal to be treated as a “Superior Proposal”. Icahn stated in its July 1 letter that “we call upon the Dell Special Committee to engage in a direct, face to face meeting,” that “it is our desire that our proposal be treated as a Superior Proposal made by an Excluded Party” (emphasis added), and that “we ask the Board to find our proposal to be a Superior Proposal or at the very least change its recommendation regarding the Michael Dell/Silver Lake transaction.”

We believe it is clear from the context of the above statements that we were seeking a meeting to allow us to work with the Board so that our proposal could be considered a “Superior Proposal”. In the past, Evercore (an advisor to the Dell Special Committee), for example, has suggested that a transaction could be a “Superior Proposal” if it was recast as a merger, possibly with existing holders “rolling over” into the surviving entity. Frankly, given the terms of the Merger Agreement, which, as set forth above, we believe were imprudently agreed to, we are doubtful about being able to cast any transaction as a “Superior Proposal”. However, as stated we are willing to meet with the Dell Special Committee to try to achieve that, or to persuade them to change their recommendation.

We believe that, taking into account the full context of our July 1 letter, and given our prior disclosure, our statements are appropriate. However, in future disclosures we will seek to be more specific regarding our references to the term “Superior Proposal”.

* * * * *

United States Securities and Exchange Commission

Attention: Nicholas P. Panos

July 5, 2013

_____________________

If you have any questions regarding these responses, please do not hesitate to contact the attorneys for SAM, Dennis Block at (212) 801-2222 or Robert Katz at (212) 848-8008, or Andrew Langham, Assistant General Counsel of Icahn Capital LP, at (212) 702-4382.

Sincerely,

Southeastern Asset Management, Inc.		Icahn Capital LP

By:	/s/ Andrew R. McCarroll	By:	/s/ Andrew Langham
	Andrew R. McCarroll		Andrew Langham
	General Counsel and Principal		Assistant General Counsel

cc:	Dennis J. Block, Esq.
Robert M. Katz, Esq.